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Via EDGAR

March 26, 2024

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax Free Fund for Puerto Rico Residents, Inc., File No. 811-23672

Dear Mr. Rosenberg:

On behalf of our client, Tax Free Fund for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 29, 2024 with respect to the preliminary proxy statement filed on February 23, 2024 by the Fund with the Commission under cover of Schedule 14A as form type PREC 14A (the “Proxy Statement”).

For your convenience, the responses are prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Proxy Statement states that “[t]he Fund has determined that it is in the best interests of the Fund’s shareholders to conduct the Meeting virtually.” If the Board has made this determination, please so state; if the Board has not made this determination, please state who has made this determination.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund’s Board of Directors has determined to schedule the Meeting to be held virtually, and for purposes of clarity the Fund will revise the Proxy Statement to remove this statement.

2.	The Proxy Statement states that “[a]s of the time of filing this proxy statement, Ocean Capital has not delivered to the Fund the required formal notice to nominate directors.” Please confirm with the Staff whether this statement is still true and describe what Ocean Capital has not delivered.

Response: The Fund respectfully acknowledges the Staff’s comment. As of the time of the filing the Proxy Statement, Ocean Capital had not delivered the notice that the Fund’s Certificate of Incorporation and Amended and Restated By-Laws require for the nomination of directors or submission of other business (other than pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended) at the Meeting. On March 18, 2024, the day before the deadline for such notice, Ocean Capital LLC delivered notice of its intent to nominate two directors and submit ten proposals for consideration at the Annual Meeting. Accordingly, the Fund will remove this statement.

United States Securities and Exchange Commission
Division of Investment Management
March 26, 2024

3.	The Proxy Statement states that “[t]ermination of the Investment Advisory Agreement would leave the Fund ‘orphaned’ without an investment advisor, would disrupt the Fund’s investment activities, and would leave the Fund exposed to substantial risk and uncertainty.” Please change “would” to “could” in this statement.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise this statement accordingly.

4.	The Proxy Statement states that “Ocean Capital’s managing members are beneficiaries under Puerto Rico’s Act to Promote the Relocation of Individual Investors to Puerto Rico (also known as Act 22), which entitles its beneficiaries to avoid Puerto Rico income tax on, among other things, Puerto Rico source income from capital gains, interest and dividends. The Fund believes that many of the Fund’s other shareholders are long-time Puerto Rico residents who are not entitled to the benefits of Act 22. Accordingly, Ocean Capital’s principals, but very few of the Fund’s other shareholders, would recognize gains from a liquidation on an entirely tax-free basis.” Please provide the Staff with the factual basis for believing that (1) Ocean Capital’s managing members would disproportionately benefit from a liquidation of the Fund and (2) the Fund’s other shareholders are long-time Puerto Rico residents and not beneficiaries of Act 22 and that, therefore, Ocean Capital but no other shareholders would receive gains from a liquidation of the Fund on a tax-free basis.

Response: The Fund respectfully acknowledges the Staff’s comment.

W. Health Hawk, Benjamin Eiler, and Vasileios Sfyris are officers of Ocean Capital and members of PRCE Management LLC (“PRCE”), Ocean Capital’s manager and majority owner.1 Messrs. Hawk, Eiler, and Sfyris are beneficiaries of Act 22,2 a Puerto Rico law that exempts qualified individuals from taxation on Puerto Rico source income from capital gains, interest, and dividends and which was approved by the Puerto Rico Government on January 17, 2012. Crucially, only Puerto Rican residents that had not been residents of Puerto Rico during the six years prior to the enactment of Act 22 were eligible for the tax exemption; Act 22 status is unavailable to local Puerto Rico residents.

[1]	Form ADV filed by PRCE Management LLC on April 17, 2023, https://reports.adviserinfo.sec.gov/reports/ADV/312533/PDF/312533.pdf.
[2]	As of November 10, 2014, December 19, 2014, and December 24, 2014, respectively; https://www.desarrollo.pr.gov/acceso-informacion.

TFF I SEC RESPONSE LTR 000002

United States Securities and Exchange Commission
Division of Investment Management
March 26, 2024

As limited liability companies, Ocean Capital and PRCE are likely each pass-through entities, and accordingly Messrs. Hawk, Eiler, and Sfyris, as members of PRCE, can be expected to ultimately receive a majority of the gains generated by Ocean Capital on its ownership of the Fund’s common stock, including from a liquidation. These gains would be tax-exempt for Messrs. Hawk, Eiler, and Sfyris as Act 22 beneficiaries.

The Fund believes that many of its shareholders are long-time Puerto Rican residents who are ineligible to receive Act 22 decrees. Prior to its registration under the Investment Company Act of 1940 on May 2021, the Fund’s shares of common stock were offered and sold exclusively to individuals who have their principal residence in Puerto Rico and to persons, other than individuals, whose principal office and principal place of business are located in Puerto Rico. Since the Fund’s common stock became highly illiquid since mid-2013 due to the economic distress of the Puerto Rico economy, the Fund believes that many of its shareholders are its original investors or other long-time Puerto Rican residents, who are ineligible for Act 22 because of their Puerto Rican residency prior to the passage of Act 22 in 2012.

In sharp contrast to Messrs. Hawk, Eiler, and Sfyris, the Fund’s shareholders who are not Act 22 beneficiaries may be required to pay taxes on any gains from a liquidation of the Fund. Accordingly, these shareholders have different interests in a liquidation of the Fund than do Messrs. Hawk, Eiler, and Sfyris as principals of Ocean Capital.

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai H.E. Liekefett
Kai Haakon E. Liekefett

cc:	Owen Meacham, Fund Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm

TFF I SEC RESPONSE LTR 000003